Amendm

OD

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 2

16006286

35-0123
31, 2016
rden
hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III /A

SEC FILE NUMBER
8- 66308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

f/K/A Global Emerging Capital Group, LLC

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MB

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Members of:
Radnor Research & Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which Radnor Research & Trading Company LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Radnor Research & Trading Company LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Radnor Research & Trading Company LLC stated that Radnor Research & Trading Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Radnor Research & Trading Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Radnor Research & Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 15, 2016

EXEMPTION REPORT

We confirm, to the best or our knowledge and belief, that:

1. Radnor Research & Trading Company LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph or (k)(2)(ii) throughout the calendar year January 1, 2015 to December 31, 2015.

2. Radnor Research & Trading Company LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2015 to December 31, 2015 without exception.

Adam A. James
Authorized Signatory

9 Feb 2016
Date

Adam A. James, Chief Financial Officer
Radnor Research & Trading Company LLC
44 Wall Street, 12th Floor, New York, NY 1 0005
(2 12) 344-0848

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Members of :
Radnor Research & Trading Company LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Radnor Research & Trading Company LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Radnor Research & Trading Company LLC's compliance with the applicable instructions of Form SIPC-7. Radnor Research & Trading Company LLC's management is responsible for Radnor Research & Trading Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 15, 2016

Radnor Research & Trading Company LLC
Schedule of Assessment and Payments to the Securities Investors Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
Year ended December 31, 2015

General assessment	
Less:	$ 1,329.51
Payments Made	
SIPC-6: July 14, 2015	204.03
SIPC-7: February 11, 2016	1,125.48
Total assessment balance due	-
Determination of SIPC net operating revenues and general assessment	
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	588,208
Additions	
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
Net loss from principal transactions in securities in trading accounts.	
Net loss from principal transactions in commodities in trading accounts.	
Interest and dividend expense deducted in determining item 2a.	
Net loss from management of or participation in the underwriting or distribution of securities.	
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
Net loss from securities in investment accounts.	
Total additions	
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
Revenues from commodity transactions.	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	56,406
Reimbursements for postage in connection with proxy solicitation.	
Net gain from securities in investment accounts.	
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, banker's acceptances or commercial paper that mature nine months or less from issuance date.	
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
Other revenue not related either directly or indirectly to the securities business.	
The greater of:	
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
40% of margin interest earned on customer's securities accounts (40% of FOCUS line 5, Code 3960).	
Total deductions	56,406
SIPC net operating revenues	531,802
General assessment @ .0025	1,329.51